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                            June 25, 2021

       Tao Ling
       Chief Executive Officer
       Ostin Technology Group Co., Ltd.
       Building 2, 101/201 1 Kechuang Road
       Qixia District, Nanjing
       Jiangsu Province, China 210046

                                                        Re: Ostin Technology
Group Co., Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed June 23, 2021
                                                            File No. 333-253959

       Dear Mr. Ling:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration on Form F-1

       Risk Factors, page 6

   1. Please include risk factor that discusses the impact of the Holding Foreign Companies
                                                        Accountable Act and the
interim rules adopted by the SEC in March 2021.
       Exhibits

   2. We note your disclosure that you have entered into employment agreements with each of your executive officers
and Exhibit 10.10. Please file the employment agreement for
                                                        each executive officer.

                                                        You may contact Andi
Carpenter at 202-551-3645 or Martin James at 202-551-3671 if
 Tao Ling
Ostin Technology Group Co., Ltd.
June 25, 2021
Page 2

you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameTao Ling                                Sincerely,
Comapany NameOstin Technology Group Co., Ltd.
                                                          Division of
Corporation Finance
June 25, 2021 Page 2                                      Office of
Manufacturing
FirstName LastName